SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

_________________________

AMENDMENT NO. 1
TO
SCHEDULE 14D-9
_________________________

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SECURED INCOME L.P.
(Name of Subject Company)

SECURED INCOME L.P.
(Name of Person(s) Filing Statement)

UNITS OF LIMITED PARTNERSHIP INTEREST
(Title of Class of Securities)

813901105
(CUSIP Number of Class of Securities)

_____________________________

GINA K. DODGE
WILDER RICHMAN RESOURCES CORPORATION
340 PEMBERWICK ROAD
GREENWICH, CT  06831
(203) 869-0900
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications on Behalf of
the Person(s) Filing Statement)

Copies to:

Abbe L. Dienstag, Esq.
Kramer Levin Naftalis & Frankel LLP
919 Third Avenue
New York, NY 10022
(212) 715-9100
____________________________

Amendment No. 1 amends and supplements the solicitation/ recommendation statement on Schedule 14D-9 (as amended and supplemented, the “Schedule 14D-9”) initially filed by Secured Income L.P. (the “Partnership”) with the Securities and Exchange Commission on June 26, 2007, relating to the offer by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF Income Fund 22, LLC; MPF Flagship Fund 9, LLC; MP Income Fund 16, LLC; MacKenzie Patterson Special Fund 7, LLC; MacKenzie Patterson Special Fund 5, LLC; Accelerated High Yield Institutional Investors, Ltd.; MPF Special Fund 8, LLC; MPF Acquisition Co. 3, LLC; MP Falcon Fund, LLC; and MPF ePlanning Opportunity Fund, LP (collectively, the “Purchasers”) to purchase up to 196,873.8 Units which constitutes approximately 20% of the outstanding Units at an offer price of $9 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between June 1, 2007 and August 17, 2007 or such other date to which this Offer may be extended, upon the terms and  conditions set forth in the Offer to Purchase and in the related Letter of Transmittal included as exhibits to a Schedule TO filed by the Purchasers with the Securities and Exchange Commission on June 1, 2007 (as amended and supplemented by an Amendment No. 1 to Schedule TO dated July 6, 2007 and the Amendment No. 1 to Schedule TO dated July 27, 2007), which, as amended and supplemented from time to time, together constitute the tender offer (the “Offer”).  The Offer will expire, unless extended, on August 17, 2007.

Due to the reasons stated in the Schedule 14D-9 previously distributed in respect of the Offer, the Partnership recommends against tendering Units in the Offer, except for holders of Units who, because of their individual circumstances, require urgent liquidity in their investment at this time.  The Partnership continues to believe that Unit holders may realize greater value through a sale of the Fieldpointe Property.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 17, 2007

                        SECURED INCOME L.P.
                        By: Wilder Richman Resources Corporation, its general partner

                        By: /s/ Richard P. Richman
                        Name: Richard P. Richman
                        Title:   President

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